Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Announces Election of Directors

Saskatoon, Saskatchewan, Canada, May 30, 2014 . . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) has announced the election of 13 board members at its annual meeting held on May 28, 2014.

Shareholders elected board members Ian Bruce, Daniel Camus, John Clappison, Joe Colvin, James Curtiss, Donald Deranger, Catherine Gignac, Tim Gitzel, James Gowans, Nancy Hopkins, Anne McLellan, Neil McMillan and Victor Zaleschuk. (Voting results are available below)

Voting Results for Cameco Directors

Nominee	Votes For	% Votes For	Withheld	% Votes Withheld
Ian Bruce	221,436,518	99.01%	2,217,387	0.99%
Daniel Camus	207,576,221	92.81%	16,077,684	7.19%
John Clappison	221,763,159	99.15%	1,890,746	0.85%
Joe Colvin	209,156,557	93.52%	14,497,348	6.48%
James Curtiss	209,327,291	93.59%	14,326,614	6.41%
Donald Deranger	219,786,449	98.27%	3,867,456	1.73%
Catherine Gignac	221,544,049	99.06%	2,109,856	0.94%
Tim Gitzel	221,391,117	98.99%	2,262,788	1.01%
James Gowans	221,746,323	99.15%	1,907,582	0.85%
Nancy Hopkins	220,601,989	98.64%	3,051,916	1.36%
Anne McLellan	210,377,002	94.06%	13,276,903	5.94%
Neil McMillan	220,837,352	98.74%	2,816,553	1.26%
Victor Zaleschuk	209,743,193	93.78%	13,910,712	6.22%

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Rob Gereghty	(306) 956-6190